PETROBRAS ARGENTINA S.A.

Buenos Aires, September 16, 2016

To:

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Re: Supplementary information concerning Acquisition of shares in Albares Renovables Argentina S.A.

Dear Sirs:

In my capacity as Responsible of Market Relations of Petrobras Argentina S.A. (“Petrobras”) I provide the following information to Comisión Nacional de Valores (“CNV”) and Mercado de Valores de Buenos Aires in answer to note No. 195714 requesting additional information concerning the above referenced matter.

In such respect, we inform that the price for acquisition of Albares Renovables Argentina S.A. (“Albares”) is US$5,955,497. Since Albares was organized in July 2016 no financial statements have been issued yet. In addition, we inform that the shareholders’ meeting held on September 14, 2016 appointed a Board of Directors composed of Gustavo Mariani as Chairman, Damián Miguel Mindlin as Vice Chairman and Ricardo Alejandro Torres and Mariano Batistella as regular Directors. On the other hand, a Supervisory Committee composed of Damián Burgio, Germán Wetzler Malbrán and Martín Fernandez Dussaut was appointed. Finally, it is informed that Petrobras has no receivables from or payables to the above mentioned company.

Sincerely yours,

______________________

Victoria Hitce

Responsible for Market Relations